(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 Form 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 0-27026

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A.

PART I REGISTRANT INFORMATION

PERICOM SEMICONDUCTOR CORPORATION
Full name of registrant

N/A
Former name if applicable

3545 North First Street
Address of principal executive office

San Jose, CA 95134
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form B-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Despite the extensive effort on the part of the Registrant to complete the evaluation of the Registrant’s internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal year ended June 30, 2007, it has not yet completed this evaluation. Consequently, the Registrant is unable, without unreasonable effort, to complete and file its Annual Report on Form 10-K for such fiscal year by September 13, 2007, the prescribed deadline for filing.

The Company has identified certain control deficiencies and is continuing its assessment as to whether any of such control deficiencies, either individually or in combination, constitutes a material weakness in the Company’s internal control over financial reporting as of June 30, 2007.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Angela Chen	(408)	435-0800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PERICOM SEMICONDUCTOR CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 14, 2007	By:	/s/ Alex C. Hui
Alex C. Hui
Chief Executive Officer

Date:	September 14, 2007	By:	/s/ Angela Chen
Angela Chen
VP of Finance, CFO

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